U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC File Number 000-55915

CUSIP Number 90118L 202

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D
[ ] Form N-SAR

For Period Ended: March 31, 2020

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 10-Q

For the Transition Period Ended: __________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

Full Name of Registrant: 12 RETECH CORPORATION

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number)

10785 W. Twain Ave., Suite 210

City, State and Zip Code

Las Vegas, NV 89135

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the forty-fifth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ending March 31, 2020, within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize its financial statements to be filed as part of its Form 10-Q for the period ending March 31, 2020. This filing has been strongly impeded by disruptions to travel, transportation and limited access to facilities, support staff and professional advisors that is a result of COVID-19 and the late start due to the Company’s recent NOT TIMELY filing of its Form 10-K. For further discussion about the impediments facing the Company in getting both our Form 10-K filed and the resultant delays in filing our March 31, 2020 Form 10-Q, please see the Company’s Form 8-K filed on May 29, 2020.

The Company operates on three continents, its CEO resides in Hong Kong, where we have offices, has recently traveled to mainland China to visit suppliers and while not exhibiting the symptoms of the COVID-19 virus has been quarantined. Our CFO resides in Japan, and he is therefore on travel restriction. The Company maintains additional offices, operations and subsidiaries in Tokyo, Japan, as well as New York City, New York USA, areas impacted by COVID-19. These disruptions have affected the availability of our senior personnel, as well as the availability of our outside professionals whom are necessary to complete our filing in timely fashion.

The Company filed its 2019 Form 10-K on June 18, 2020 and then immediately started to work on its March 31, 2020 Form 10-Q currently due on June 26, 2020, the prescribed deadline from the SEC Conditional Regulatory Relief due to COVID-19. The time period from start on June 19, 2020 to the current deadline of June 26 allows us only eight days to file a timely Form 10-Q. As a result, we are filing this NT-10Q to notify the markets that we need the extra time to reasonably complete our work.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regards to this notification

ANGELO PONZETTA	(530)	539-4329
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[ ] Yes	[X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

12 RETECH CORPORATION

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 26, 2020	12 RETECH CORPORATION

	By:	/s/ Angelo Ponzetta
Angelo Ponzetta
Chief Executive Officer